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04024531

April 20, 2004

By Hand Delivery
Paul Dudek
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 16, 2004, announcing Arcelor's decision to sell Aciérie de l'Atlantique.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

4/26

Enclosure
cc: Martine Hue
Arcelor SA



PRESS RELEASE

Arcelor to sell Aciérie de l'Atlantique

Luxembourg, April 16th, 2004 - Arcelor has signed with Siderúrgica Añón, SA a Share Sale and Purchase Agreement for the sale of its 100% stake in Aciérie de l'Atlantique, SAS (ADA).

ADA is a French company operating an electric arc furnace and a continuous casting facility located in Bayonne (France) and manufacturing billets*. It is held by Arcelor through its subsidiary Aceralia Corporación Siderúrgica, S.A.

ADA is part of the Long Carbon Steel sector of Arcelor. With 223 employees and shipments of 770,000 tonnes of billets to various European and North–African countries, ADA's sales amounted to EUR185m in 2003.

Siderúrgica Añón, SA is a producer of rebars based in La Coruña (Spain).

The completion of the transaction is subject to the approval of the relevant anti-trust authorities, if applicable, and to finalization of the due diligence process by the purchaser.

The sale of ADA is part of Arcelor's Long Carbon Steel sector effort to optimize its value chain.

ARCELOR is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million tonnes in 2003. The Group employs 98 000 workers in more than 60 countries and it is a major player in all its main markets: automotive, construction, household appliances, packaging and general industry.

** Billets are semi-finished long carbon steel products*

Investor relations
Martine Hue: +352 4792 2151
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